Exhibit 99.1

AYR Announces Entry into Limited Waiver Agreement with Senior Noteholders

MIAMI, June 6, 2025 - AYR Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“AYR” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator, announces that it has entered into a Limited Waiver Agreement (the “Agreement”) with the holders of a majority of its senior secured notes (the “Majority Holders”).

The Agreement provides a temporary waiver of certain events of default under the Company’s senior note documents, including those arising from the Company’s previously announced delay in filing its interim financial statements for the quarter ended March 31, 2025, and certain payment defaults under other outstanding debt obligations (including certain of the Company’s unsecured and/or subordinated debt obligations) should the Company determine not to make such payments when due. The waiver is effective through June 19, 2025, unless terminated earlier upon the occurrence of certain specified events, including a termination event of default should the Company make any payments otherwise due under its unsecured and/or subordinated debt obligations.

The Company is actively engaged in ongoing negotiations with its senior lenders and continues to assess strategic alternatives to address its capital structure and upcoming payment obligations. The entry into the Agreement provides the Company with additional time and flexibility to continue these discussions and pursue its strategic objectives.

The Agreement temporarily restricts the Majority Holders from exercising their default-related rights and remedies with respect to the specified defaults during the waiver period, subject to the terms and conditions set forth in the Agreement. The Agreement does not constitute a permanent waiver of any defaults or a waiver of any other rights or remedies under the senior note documents.

AYR remains committed to operating its business in the ordinary course and to delivering high-quality cannabis products to its patients and customers. The Company will continue to provide updates regarding the status of the Agreement and any material developments as they arise.

Forward-Looking Statements

Certain statements contained in this news release may contain forward-looking information or may be forward-looking statements (collectively, “forward-looking statements”) within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking statements pertaining to, among other things, the entry into the Agreement, the Company’s ongoing negotiations with its senior lenders, the outcome of the strategic review process and the Company’s ability to continue to operate in the ordinary course. Numerous risks and uncertainties could cause actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from those anticipated. AYR has no intention, and undertakes no obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

About AYR Wellness Inc.

AYR Wellness is a vertically integrated, U.S. multi-state cannabis business. The Company operates simultaneously as a retailer with 90+ licensed dispensaries and a house of cannabis CPG brands.

AYR is committed to delivering high-quality cannabis products to its patients and customers while acting as a Force for Good for its team members and the communities that the Company serves. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

SVP, Public Affairs

T: (786) 885-0397

Email: comms@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA

Elevate IR

T: (786) 885-0397